UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 10)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SONDER HOLDINGS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value
(Title of Class of Securities)

83542D102
(CUSIP Number of Class of Securities Underlying Common Stock)

Phil Rothenberg
General Counsel
Sonder Holdings Inc.
500 E 84th Ave., Suite A-10
Thornton, CO, 80229
Telephone: (617) 300-0956
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Mark B. Baudler
Richard C. Blake
Jonathan Chan
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
605 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
 Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 10 (this “Amendment No. 10”) amends and supplements the Tender Offer Statement on Schedule TO filed originally with the United States Securities and Exchange Commission (the “SEC”) on October 18, 2022, and amended by Amendment No. 1 on October 24, 2022, Amendment No. 2 on October 28, 2022, Amendment No. 3 on November 1, 2022, Amendment No. 4 on November 7, 2022, Amendment No. 5 on November 10, 2022, Amendment No. 6 on November 16, 2022, Amendment No. 7 on November 22, 2022, Amendment No. 8 on November 23, 2022, and Amendment No. 9 on November 30, 2022 (collectively, the “Schedule TO”), by Sonder Holdings Inc., a Delaware corporation (“Sonder” or the “Company”), in connection with its offer to reprice (the “Offer”) certain options up to an aggregate of 24,155,664 shares of the Company’s common stock, whether vested or unvested, granted under the Plans (as defined in the Schedule TO), with an exercise price per share greater than the closing price of the Company’s common stock on the Nasdaq Global Select Market on the expiration date of the Offer, that are outstanding and unexercised at the start of the Offer and remain outstanding and unexercised through the Repricing Date (as defined in the Schedule TO).

Only those items amended or supplemented are reported in this Amendment No. 10. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 10 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 10 together with the Schedule TO, the Offer to Reprice dated October 18, 2022 (the “Offer to Reprice”) and the other Disclosure Documents (as defined in the Schedule TO).

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to include the following:

The Offer expired on December 1, 2022, at 9:00 p.m., Pacific Time. A total of 828 eligible employees elected to reprice eligible options in the Offer. Pursuant to the terms and conditions of the Offer, the Company accepted for repricing eligible options to purchase a total of 20,595,688 shares of the Company’s common stock, representing approximately 85.3% of the total shares of common stock underlying the eligible options. All tendered eligible options that were “underwater” stock options (which are options with per share exercise prices greater than the closing price of a share of the Company’s common stock on the repricing date, December 1, 2022) (i) had their per share exercise prices repriced to be equal to the closing price of one share of the Company’s common stock on the Nasdaq Global Select Market on the repricing date, and (ii) received a modified vesting schedule, pursuant to the terms of the Offer.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SONDER HOLDINGS INC.

Date: December 1, 2022	By:	/s/ Phil Rothenberg
	Name:	Phil Rothenberg
	Title:	General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Reprice Eligible Stock Options, dated October 18, 2022
(a)(1)(B)*	Email Announcing Launch of Sonder’s Stock Option Repricing Program, dated October 18, 2022
(a)(1)(C)*	Election Terms and Conditions
(a)(1)(D)*	Form of Confirmation Email
(a)(1)(E)*	Form of Reminder Email Regarding Expiration of Sonder’s Stock Option Repricing Program
(a)(1)(F)*	Form of Email Announcing Expiration of Sonder’s Stock Option Repricing Program
(a)(1)(G)*	Form of Email Announcing Upcoming Information Sessions About Sonder’s Stock Option Repricing Program
(a)(1)(H)*	Employee Presentation
(a)(1)(I)*	Employee Presentation Transcript
(a)(1)(J)*	Screenshots from Offer Website
(a)(1)(K)*	Transcript for the Sonder Employee All Hands Meeting, October 24, 2022 - Reminder about the Offer
(a)(1)(L)*	Form of Reminder Slack Message
(a)(1)(M)*	Form of Reminder Message about the Offer
(a)(1)(N)*	Form of Reminder Message about the Offer
(a)(1)(O)*	Form of Email Regarding Additional Stock Option Repricing Program Materials and Training Sessions
(a)(1)(P)*	Stock Option Repricing Program Training on How to Make Your Elections - Transcript
(a)(1)(Q)*	Stock Option Repricing Program Q&A
(a)(1)(R)*	Form of Email Reminder Regarding the Stock Option Repricing Program
(a)(1)(S)*	Transcript for the Sonder Employee All Hands Meeting, November 14, 2022 - Reminder about the Stock Option Repricing Program
(a)(1)(T)*	Form of Email Announcing the Extension of the Stock Option Repricing Program
(a)(1)(U)*	Form of Email Announcing the Extension of the Stock Option Repricing Program
(a)(1)(V)*	Forms of Communication Regarding the Stock Option Repricing Program
(b)	Not applicable.

(d)(1)*
2021 Equity Incentive Plan of Sonder Holdings Inc., as amended, and forms of agreements thereunder (incorporated by reference from Exhibit 10.8 to Sonder’s Registration Statement on Form S-4/A filed with the Securities and Exchange Commission on December 13, 2021)

(d)(2)*
2019 Equity Incentive Plan, as amended, and forms of agreements thereunder (incorporated by reference from Exhibit 10.11 to Sonder’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2022)

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table

*	Previously filed.